Exhibit 99.2

ALIBABA GROUP HOLDING LIMITED

26/F Tower One, Times Square

1 Matheson Street, Causeway Bay

Hong Kong SAR, China

PROXY STATEMENT

SECTION 1.    GENERAL INFORMATION

The board of directors of Alibaba Group Holding Limited (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “General Meeting”) to be held on September 30, 2022 at 7:00 p.m., China Standard Time, or 7:00 a.m., U.S. Eastern Daylight Time.

You can review and download this proxy statement and other proxy materials at the “Investor Relations – Annual General Meeting” section of the Company’s website at www.alibabagroup.com/en/ir/agm, or request a paper or e-mail copy of the proxy statement and other proxy materials, free of charge, by e-mail to shareholdermeeting@alibaba-inc.com.

Virtual Meetings

The General Meeting will be held virtually by electronic means. Holders of the Company’s ordinary shares, par value US$0.000003125 per share (“Ordinary Shares”), as of the Ordinary Shares Record Date (as defined below) and holders of American depositary shares (“ADSs”), each representing eight Ordinary Shares, as of the ADS Record Date (as defined below) are cordially invited to attend the General Meeting or send their proxy forms or voting instructions in advance.

Ordinary Shares Virtual Meeting

The live webcast of the General Meeting for holders of Ordinary Shares (the “Ordinary Shares Virtual Meeting”) will be accessible at https://meetings.computershare.com/Alibaba2022AGM. This website will be open for login 30 minutes before the commencement of the General Meeting.

Only holders of record of Ordinary Shares as of the Ordinary Shares Record Date are entitled to attend and vote at the General Meeting. Those who hold the Company’s Ordinary Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend and vote at the General Meeting.

ADS Virtual Meeting

There will be a separate live webcast for holders of ADSs (the “ADS Virtual Meeting” and together with the Ordinary Shares Virtual Meeting, the “Virtual Meetings”), accessible at www.virtualshareholdermeeting.com/alibaba22. This website will be accessible on or shortly after the date of the proxy statement.

Because holders of ADSs issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles of Association (the “Articles”), holders of ADSs will not be able to vote through the ADS Virtual Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs.

Record Date, Share Ownership and Quorum

Only holders of the Company’s Ordinary Shares of record as of the close of business on August 3, 2022, China Standard Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the General Meeting or send their proxy forms or voting instructions in advance.

Holders of ADSs issued by Citibank, N.A., as Depositary of the ADSs, and representing our Ordinary Shares are not entitled to attend or vote at the General Meeting under the Company’s Articles. Holders of ADSs as of the close of business on August 3, 2022, U.S. Eastern Daylight Time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as Depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from holders of ADSs.

One or more shareholders holding in aggregate not less than one-third of the voting power of the Ordinary Shares of the Company in issue carrying a right to vote at the General Meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote, shall be a quorum for all purposes. As of the close of business on the Ordinary Shares Record Date, 21,180,285,568 Ordinary Shares were issued and outstanding. As of the close of business on the ADS Record Date, 7,318,156,640 Ordinary Shares were represented by ADSs.

Voting and Solicitation

Each Ordinary Share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the General Meeting. Each resolution put to the vote at the General Meeting will be decided by poll.

Copies of solicitation materials will be furnished to all holders of Ordinary Shares and ADSs of the Company, including banks, brokerage houses, fiduciaries and custodians holding in their names Ordinary Shares or ADSs of the Company beneficially owned by others, to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If you hold Ordinary Shares directly, you should send us the proxy form. When proxy forms are properly dated, executed and returned by holders of Ordinary Shares to the mailing or e-mail address set forth in the proxy form before 7:00 p.m., China Standard Time, on September 28, 2022 (the deadline for the return of such proxy forms), the Ordinary Shares they represent will be voted by the proxy holder at the General Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder. If no specific instructions are given in such proxy forms, the proxy holder will vote in the proxy holder’s discretion. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the General Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

If you hold Ordinary Shares indirectly through a brokerage firm, bank or other financial institution, you must return a voting instruction form to your brokerage firm, bank or other financial institution. Please separately contact your brokerage firm, bank or other financial institution for information on how to vote.

Voting by Holders of ADSs

As the holder of record for all the Ordinary Shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as Depositary of the ADSs, may attend and vote those Ordinary Shares at the General Meeting.

We have requested Citibank, N.A., as Depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the General Meeting and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Ordinary Shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Ordinary Shares underlying the ADSs may not be voted in accordance with the wishes of the holder of ADSs.

If an ADS Voting Card is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the ADS Voting Card. If an ADS Voting Card contains conflicting voting instructions as to any issue to be voted on at the General Meeting, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue.

If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. U.S. Eastern Daylight Time, September 20, 2022, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Ordinary Shares represented by such holder’s ADSs, unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of Ordinary Shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

Revocability of Proxies and ADS Voting Cards

Any proxy given by a holder of Ordinary Shares by means of a proxy form, and any voting instructions given by a holder ADSs by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Ordinary Shares or ADSs, by such holder submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Ordinary Shares only, by such holder attending the General Meeting and voting in person.

If you hold Ordinary Shares indirectly, please contact your brokerage firm, bank or other financial institution for information about how to revoke your voting instructions.

SECTION 2.   PROPOSALS TO THE GENERAL MEETING

Enhancement of Board Independence and Diversity

We believe that strong corporate governance lays the foundation for the solid and sustainable development of our Company as we aspire to be a good company that will last 102 years. Core to this is an effective board and management structure. We are committed to building a Board with directors who have a high degree of integrity, deep experience relevant to the advancement of our business and an appreciation for the mission, vision and values of the Company. In our continual efforts to strengthen Board independence and diversity, we take into consideration the rapidly changing market and regulatory landscape, and also recognize the importance of a consistent and stable leadership structure to the creation of long-term shareholder value. Therefore, we have adopted a phase-by-phase approach to achieve our goal.

Enhancements Proposed for this General Meeting

This year, a total of six director candidates are nominated for your vote at this General Meeting, five of whom are independent director candidates. Upon their election, we will achieve the following enhancements:

•	A majority independent Board. If the five nominated independent director candidates are elected at this General Meeting, we will have a 11-member board that includes a majority of six independent directors within the meaning of Section 303A of the NYSE Listed Company Manual and who meet the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act as well as Rule 3.13 of the Hong Kong Listing Rules.

•

Three female directors on a 11-member Board. We appointed our first female director in September 2015, and added a second female director in September 2020. With the election of Ms. Irene Lee, who is nominated for your vote at this General Meeting, we will have three female directors, or 27% of the Board.

•	Compensation Committee becoming fully independent. Subject to your election at this General Meeting, Mr. Albert Ng will replace Mr. Joe Tsai to serve on the compensation committee with another two independent directors. The compensation committee will then become fully independent.

Enhancements in Progress

•	Changes to Nominating and Corporate Governance Committee. We will also implement changes to the nominating and corporate governance committee. Before this General Meeting, Mr. Joe Tsai will step down as chairman of the committee, and this committee will become majority independent and chaired by an independent director.

Areas for Future Enhancements

To further enhance our governance practice, we will continually to evaluate the composition and combined expertise of our directors as well as their time commitments, not only to achieve full independence of key board committees, but also to ensure that our Board remains effective and efficient. We will look to leverage our independent directors’ diverse background, leadership, experience and insight, in specific areas such as setting internal policies and agenda for Board and committee meetings, and in building a more robust Board practice in general.

We are excited about the changes we are proposing for this General Meeting and are implementing soon, which we hope to build on to continually strengthen our corporate governance while ensuring a smooth succession and transition of our Board and stability of our leadership team. We look forward to your support.

Set forth below are detail of our proposals for this General Meeting.

Proposal One: Election of Directors

According to Article 88 of the Articles, the board of directors is divided into three groups designated as Group I, Group II and Group III. The current term of office of the Group II directors, consisting of Daniel Yong ZHANG, Chee Hwa TUNG, Jerry YANG and Wan Ling MARTELLO will expire at the General Meeting.

In addition, the Company’s nominating and corporate governance committee previously appointed Weijian SHAN, Irene Yun-Lien LEE and Albert Kong Ping NG as interim directors, to serve until this General Meeting.

Pursuant to Article 90 of the Company’s Articles of Association, the Company’s nominating and corporate governance committee has nominated (1) Jerry YANG, Wan Ling MARTELLO and Albert Kong Ping NG, for election as Group II directors for a term of office to expire at the third succeeding annual general meeting after their election, or until each such director’s successor is elected or appointed or his or her earlier resignation or removal; and (2) Weijian SHAN and Irene Yun-Lien LEE as Group I directors to serve the remaining term of Group I directors, which will end at the Company’s 2024 general meeting, or until each such director’s successor is elected or appointed or until his or her earlier resignation or removal. Lakeside Partners L.P. (the “Alibaba Partnership”) has nominated Daniel Yong ZHANG (the “Alibaba Partnership Nominee”) for election as a Group II director of the Company to serve for a term of office to expire at the third succeeding annual general meeting after his election or until such director’s successor is elected or appointed or his earlier resignation or removal.

Pursuant to Article 91 of the Company’s Articles of Association, if a director nominee is not elected by the Company’s shareholders, the party or group entitled to nominate or appoint that director has the right to appoint a different person to serve as an interim director until the Company’s next annual general meeting of shareholders.

The election of each director nominee who has been nominated for election at the General Meeting will be proposed and voted on as a separate resolution, and the resolutions to elect each such director nominee shall be independent of the resolutions to elect any other director nominee. Holders of Ordinary Shares and holders of ADSs may cast their votes in respect of any resolution to elect a director nominee differently from how they vote on any other resolution to elect any other director nominee.

Information relating to the director nominees is set forth below.

Name	Age	Position/Title
Daniel Yong ZHANG(1)	50	Chairman and Chief Executive Officer
Jerry YANG(2)	53	Independent Director
Wan Ling MARTELLO(2)	64	Independent Director
Weijian SHAN(2)	68	Independent Director
Irene Yun-Lien LEE(2)	69	Independent Director
Albert Kong Ping NG(2)	64	Independent Director

(1)	Nominated by the Alibaba Partnership.

(2)	Nominated by our nominating and corporate governance committee. Each of these director nominees is an independent director within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the U.S. Exchange Act as well as Rule 3.13 of the Hong Kong Listing Rules.

Daniel Yong ZHANG has served as our chairman since September 2019, has been our chief executive officer since May 2015 and our director since September 2014. He is a founding member of the Alibaba Partnership. Prior to his current role, he served as our chief operating officer from September 2013 to May 2015. He joined our company in August 2007 as chief financial officer of Taobao Marketplace and served in this position until June 2011. He took on the additional role of general manager for Tmall.com in August 2008, which he performed concurrently until his appointment as president of Tmall.com in June 2011 when Tmall.com became an independent platform. Prior to joining Alibaba, Daniel served as chief financial officer of Shanda Interactive Entertainment Limited, an online game developer and operator then listed on Nasdaq, from September 2005 to August 2007. From 2002 to 2005, he was a senior manager of PricewaterhouseCoopers’ Audit and Business Advisory Division in Shanghai. He is a member of the WEF International Business Council, the co-chair of the board of Consumer Goods Forum and the co-chair of the China board of the Consumer Goods Forum. Daniel received a bachelor’s degree in finance from Shanghai University of Finance and Economics.

Jerry YANG has been our director since September 2014. Jerry is also the Chairman of our compensation committee and a member of our nominating and corporate governance committee. Jerry previously served as our director from October 2005 to January 2012. Since March 2012, Jerry has served as the founding partner of AME Cloud Ventures, a venture capital firm. Jerry is a co-founder of Yahoo! Inc., and served as Chief Yahoo! and as a member of its board of directors from March 1995 to January 2012. In addition, he served as Yahoo!’s Chief Executive Officer from June 2007 to January 2009. From January 1996 to January 2012, Jerry served as a director of Yahoo! Japan. Jerry also served as an independent director of Cisco Systems, Inc. from July 2000 to November 2012. He is currently an independent director of Workday Inc., a company listed on the NYSE, and Lenovo Group Ltd., a company listed on the Hong Kong Stock Exchange. He also serves as a director of various private companies and foundations. Jerry received a bachelor’s degree and a master’s degree in electrical engineering from Stanford University, where he is currently serving on the university’s Board of Trustees since October 2017. Jerry was appointed Chair of Stanford’s Board of Trustees in July 2021. He was previously on Stanford’s Board of Trustees from 2005 to 2015, including being a vice chair.

Wan Ling MARTELLO has been our director and a member of our audit committee since September 2015. She is a founding partner of BayPine, a private equity firm based in Boston, U.S.A., a role she has held since February 2020. She served as the executive vice president and chief executive officer of the Asia, Oceania, and sub-Saharan Africa region for Nestlé SA from May 2015 to December 2018. She was Nestlé’s global chief financial officer from April 2012 to May 2015, and executive vice president from November 2011 to March 2012. Prior to Nestlé, Wan Ling was a senior executive at Walmart Stores Inc., a global retailer, from 2005 to 2011. Her roles included executive vice president and chief operating officer for Global eCommerce, and senior vice president, chief financial officer and strategy for Walmart International. Before Walmart, she was president, U.S.A. at NCH Marketing Services Inc. She was with the firm from 1998 to 2005. She also worked at Borden Foods Corporation and Kraft Inc. where she held various senior management positions. She is currently a director of Uber Technologies, Inc., a company listed on the NYSE and Stellantis N.V., a company listed on the NYSE, the Italian Stock Exchange and Euronext, Paris. Wan Ling received a master’s degree in business administration (management information systems) from the University of Minnesota and a bachelor’s degree in business administration and accountancy from the University of the Philippines.

Weijian SHAN has been our director and member of our audit committee since March 2022. He is the executive chairman and a founder of PAG, a leading private equity firm in Asia. He has been with PAG since 2010. Between 1998 and 2010, he was a partner of the private equity firm TPG and co-managing partner of TPG Asia (formerly known as Newbridge Capital). Previously, he was a managing director of JP Morgan, where he was concurrently the chief representative for China between 1993 and 1998. He was an assistant professor at the Wharton School of the University of Pennsylvania between 1987 and 1993. He is a member of the International Advisory Council of Hong Kong Exchanges and Clearing Limited. He served as an independent director of Singapore-listed Wilmar International Limited between 2018 and 2021. He holds an M.A. and a Ph.D. from the University of California, Berkeley, and an M.B.A. from the University of San Francisco. He graduated with a major in English from the Beijing Institute of Foreign Trade (currently the Beijing University of International Business and Economics). Shan is the author of Money Games: The Inside Story of How American Dealmakers Saved Korea’s Most Iconic Bank (Wiley, 2020) and Out of the Gobi: My Story of China and America (Wiley, 2019). He has published articles and commentaries in the Financial Times, The New York Times, The Wall Street Journal, Foreign Affairs, The Economist and other leading publications.

Irene Yun-Lien LEE has been our director since August 2022. Irene has been executive chairman of Hysan Development Company Limited, a company listed on the Hong Kong Stock Exchange, since March 2012. Before that she was Hysan’s non-executive chairman from May 2011 to March 2012, and non-executive director from March 2011 to May 2011. She currently serves as the independent non-executive chairman of Hang Seng Bank Limited, a company listed on the Hong Kong Stock Exchange. She also serves as a director of various private and unlisted companies. Previously, Irene was an executive director of Citicorp Investment Bank Limited in New York, London and Sydney, and head of corporate finance at Commonwealth Bank of Australia and chief executive officer of Sealcorp Holdings Limited, both based in Sydney. In addition, she was until April 2022 an independent director of HSBC Holdings plc, and also previously served as director of a number of public companies. Irene received a bachelor of arts degree from Smith College, and is barrister-at-law in England and Wales and a member of the Honourable Society of Gray’s Inn, United Kingdom.

Albert Kong Ping NG has been our director since August 2022. Subject to your election at this General Meeting, Albert will replace Mr. Joe Tsai to serve on our compensation committee alongside Mr. Jerry Yang (Chairman) and Mr. Walter Kwauk. Albert currently serves as an independent non-executive director and chairman of the audit committee of a number of public companies, including Ping An Insurance (Group) Company of China, Ltd., a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, Beijing Airdoc Technology Co., Ltd., a company listed on the Hong Kong Stock Exchange, and China International Capital Corporation Limited, a company listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. Albert worked at Ernst & Young China from April 2007 to June 2020, where he was the chairman of Ernst & Young China and a member of Ernst & Young’s Global Executive Board. Prior to joining Ernst & Young, he was Greater China Managing Partner of Arthur Andersen, Managing Partner – China Operation of PricewaterhouseCoopers and Managing Director of Citigroup – China Investment Banking. Albert is the president of the Hong Kong China Chamber of Commerce. He is also a member of the audit committee of The Chinese University of Hong Kong, Shenzhen, and a council member of the Education Foundation of The Chinese University of Hong Kong, Shenzhen. Albert is a member of the Hong Kong Institute of Certified Public Accountants (HKICPA), Chartered Accountants of Australia and New Zealand (CAANZ), CPA Australia (CPAA) and Association of Chartered Certified Accountants (ACCA). He received a bachelor’s degree in business administration and a master’s degree in business administration from The Chinese University of Hong Kong.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

Proposal Two: Ratification of Appointment of PriceawaterhouseCoopers as the Independent Registered Public Accounting Firm of the Company for the Fiscal Year Ending March 31, 2023

The Company’s audit committee (“Audit Committee”) proposes to ratify and approve the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2023.

In the event the holders of Ordinary Shares fail to ratify the appointment, the Audit Committee will reconsider the appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the Audit Committee determines that such a change would be in the Company’s and its shareholders’ best interests.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF PRICEWATERHOUSECOOPERS AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING MARCH 31, 2023.

OTHER MATTERS

We know of no other matters to be submitted to the General Meeting. If any other matters properly come before the General Meeting, it is the intention of the persons named in the form of proxy to vote the Ordinary Shares they represent as the board of directors may recommend.

By order of the Board of Directors

Kevin Jinwei ZHANG
Company Secretary

Hong Kong, China

August 8, 2022